(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015
(Unaudited - Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed consolidated interim financial statements of the Company for the nine months ended September 30, 2015 were prepared by management and have not been audited or reviewed by the Company’s auditors.

See accompanying notes to condensed consolidated interim financial statements.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in US dollars)

	Note	September 30, 2015	December 31, 2014
Assets

Current assets:

Cash		$3,968,682	$1,482,469

Restricted cash		27,293	27,991

Amounts due from exploration partners	6 (e)	19,330	25,273

Taxes		2,452	4,239

Current portion of amount due from Freeport-McMoRan Mineral Properties Inc.	6 (f)	1,897,099	1,984,654

Prepaid and deposits		40,998	37,926

		5,955,854	3,562,552
Non-current assets:

Marketable securities	4	-	-

Amount due from Freeport-McMoRan Mineral Properties Inc	6 (f)	511,323	1,850,650

Equipment	5	15,804	65,923

Mineral properties	6	30,518,111	32,296,322

Reclamation bonds		62,752	61,701

		31,107,990	34,274,596

Total Assets		$37,063,844	$37,837,148

Liabilities

Current liabilities:

Accounts payable and accrued liabilities		$277,222	$325,308

Due to related parties	12 (a)	-	2,839

Promissory notes payable	7 (a)	508,391	-

		785,613	328,147
Non-current liabilities

Promissory notes payable	7 (b)	508,836	389,215

Derivative liability – warrants	8	1,015,316	1,292,651

		1,524,152	1,681,866

Total Liabilities		2,309,765	2,010,013

Shareholders' Equity

Share capital	9	100,050,761	100,050,761

Share-based payment reserve	10	18,289,407	17,002,243

Deficit		(83,586,088)	(81,225,869)

		34,574,079	35,827,135

Total Liabilities and Shareholders' Equity		$37,063,844	$37,837,148

See accompanying notes to condensed consolidated interim financial statements.

Nature of operations and going concern (note 1)
Commitments (note 14)

Approved on behalf of the
Board of Directors:

“Tom Patton” (signed)	“Terry Eyton” (signed)
Tom Patton	Terry Eyton

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in US dollars)

	Note	Three months Ended September 30,		Nine months Ended September 30,
		2015	2014	2015	2014
General administrative expenses

Administration and general office expense		$79,255	$58,509	$207,262	$242,171

Consulting		39,030	246	121,616	30,952

Depreciation	5	1,525	6,923	8,003	22,766

Directors' fees		9,088	-	9,088	-

Strategy and communications		16,277	29,231	50,238	59,536

Personnel costs		154,736	162,975	567,909	571,660

Professional fees		32,893	187,130	195,078	398,777

Share-based payments	10 (a)	196,410	16,143	208,450	183,524

Transfer agent and regulatory fees		27,241	13,553	53,111	91,579

Travel and promotion		23,843	6,511	57,228	29,298

		(580,298)	(481,221)	(1,477,983)	(1,630,262)

Exploration partner administration income		25,000	4,722	25,000	17,406

Fair value gain/(loss) on derivative liability	8	464,652	615,166	(856,126)	589,099

Foreign exchange gain/(loss)		24,496	(15,587)	68,476	(14,273)

General exploration costs		(7,500)	(56,235)	(16,129)	(239,840)

Impairment of marketable securities	4	-	-	-	(3,590)

Impairment of mineral properties	6 (f)	-	-	-	(549,218)

Gain (loss) on disposal of equipment		-	-	(42,116)	6,972

Interest expense		(24,486)	(61,997)	(61,341)	(82,636)

		482,217	486,069	(882,236)	(276,080)

Net income ( loss) for the period		$(98,081)	$4,848	$(2,360,219)	$(1,906,342)

Loss per share - basic and diluted		$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average common shares outstanding		193,479,416	193,479,416	193,479,416	193,479,416

See accompanying notes to condensed consolidated interim financial statements.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Operating activities

Net income/(loss) for the year	$(98,081)	$4,848	$(2,360,219)	$(1,906,342)

Items not involving cash:	-

Depreciation	1,525	6,923	8,003	22,766

Fair value (gain) loss on derivative liability	(464,707)	(615,166)	856,073	(589,099)

Loan interest expense accrued	53,913	14,190	148,921	42,031

Loan interest income accrued	(26,790)	-	(79,450)	-

Share-based payments	196,410	16,143	208,450	183,524

Impairments of mineral properties	-	-	-	549,218

Impairment of marketable securities	-	-	-	3,590

Unrealized loss (gain) on foreign exchange	(29,371)	114,690	(68,354)	99,140

Loss (Gain) disposal of equipment	-	-	42,116	(6,972)
	(367,101)	(458,372)	(1,244,460)	(1,602,144)
Changes in non-cash working capital

Taxes and other receivables	6,171	(768)	1,787	(15,453)

Prepaid and deposits	20,610	-	(3,072)	21,338

Accounts payable and accrued liabilities	(50,631)	(27,507)	(247,474)	(245,251)

Due to related parties	(508)	7,873	(2,839)	7,874

Cash used in operating activities	(391,459)	(478,774)	(1,496,058)	(1,833,636)

Financing activity

Note payable	-	91,793	500,000	459,481

Cash provided by financing activity	-	91,793	500,000	459,481

Investing activities

Expenditures on mineral properties	(1,025,972)	(454,452)	(2,072,401)	(775,386)

Due from Exploration Partners	(9,693)	74,969	5,943	21,373

Mineral Property Recovery	1,525,000	938,346	3,050,000	1,489,878

Proceeds from disposal of equipment	-	-	-	34,471

Reclamation bonds	-	(2,813)	(1,271)	97,396

Proceeds from sale of mineral property	500,000	-	2,500,000	430,750

Restricted cash	-	(1,575)	-	(1,676)

Cash used in investing activities	989,335	554,475	3,482,271	1,296,806
Increase/(Decrease) in cash and cash equivalents during the period	597,876	167,494	2,486,213	(77,349)
Cash and cash equivalents, beginning of period	3,370,806	525,566	1,482,469	770,409

Cash and cash equivalents, end of period	$3,968,682	$693,060	$3,968,682	$693,060

See accompanying notes to condensed consolidated interim financial statements.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in US dollars)

			Share-based
			payment
	Common Shares		reserve
	Shares	Amount		Deficit	Total

Balance, December 31, 2013	193,479,416	100,050,761	16,782,050	(79,085,286)	37,747,525

Share-based payments			183,524		183,524

Net loss for the period				(1,906,342)	(1,906,342)

Balance, September 30, 2014	193,479,416	100,050,761	16,965,574	(80,991,628)	$36,024,707

Share-based payments			36,669		36,669

Net loss for the period				(234,241)	(234,241)

Balance, December 31, 2014	193,479,416	100,050,761	17,002,243	(81,225,869)	$35,827,135
Share-based payments			7,228		7,228
Derivative liability on warrant extension			1,279,936		1,279,936

Net loss for the period				(2,360,219)	(2,360,219)

Balance, September 30 , 2015	193,479,416	$100,050,761	$18,289,407	$(83,586,088)	$34,574,079

See accompanying notes to condensed consolidated interim financial statements.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

1.	Nature and continuance of operations

Quaterra Resources Inc. (“Quaterra” or the “Company”) is engaged in the exploration and development of its copper properties in Nevada, United States of America. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange and the OTCQX. The head office and principal address of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered and records office is 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to obtain the necessary funding to complete its exploration and development of its mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue (other than the potential sale of assets), and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests, which cash requirements management believes adequate for the next few years.

The Company incurred a net loss of $2,360,219 for the nine months ended September 30, 2015 (September 30, 2014 – $1,906,342). As at September 30, 2015, the Company had an accumulated deficit of $83,586,088 (December 31, 2014 – $81,225,869) with a working capital surplus of $5,170,241 (December 31, 2014 – $3,234,405).

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Management believes the Company has sufficient funding available to it for the next twelve months of operations.

2.	Basis of presentation and consolidation

These condensed interim financial statements were prepared in accordance with International Accounting Standards 34: Interim Financial Reporting on a historical cost basis using the accrual basis of accounting, except for cash flow information and certain financial assets and financial liabilities recorded at fair value, and include the financial statements of the Company and the entities controlled (directly or indirectly) by the Company including

Quaterra Alaska Inc. and Singatse Peak Services LLC – incorporated in the United States of America, Minera Agua Tierra S.A. de C.V., Minera Stockwork de Plata S.A de C.V. and indirectly 25% of Minera Cerro Gregorio – all incorporated pursuant to the laws of Mexico, and Quaterra International Limited – incorporated pursuant to the laws in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

The Company’s functional and presentation currency is the United States dollar unless otherwise referenced.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

These condensed consolidated interim financial statements were approved by the board of directors for issue on November 12, 2015.

3.	Changes to accounting policies

The significant accounting policies used in preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2014, except for the change in functional currency which is described below. Adoptions of new standards and amendments to existing standards have had no effect on the Company’s financial position or financial performance.

Change in functional and reporting currency

Effective January 1, 2015, the Company changed its reporting currency and functional currency from the Canadian dollar (CND) to the United States dollar (USD). The adoption of the US dollar as the unit of measure of the Company’s operations reflects the Company’s operations in the United States with all contracts and receivables denominated in US dollars. The change in functional currency is required by International Financial Reporting Standards.

Prior to January 1, 2015, the Company reported its annual and quarterly consolidated financial statements with notes in Canadian dollars which also was used as the unit of measure of all foreign and Canadian operations. In making the change in reporting and functional currency, the Company follows the recommendations of the IAS 21 – “The Effects of Changes in Foreign Exchange Rates” which describes the treatment to be adopted when changing functional currency.

In accordance with IAS 21, the effect of a change in functional currency is accounted for prospectively from December 31, 2014. An entity translates all items into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated at their historical cost.

The change in functional and reporting currency resulted in the following impact on the January 1, 2015, opening consolidated balance sheet (CDN$1.1608 to US$1):

	Reported	Change in	Reported
	at	functional	at January
	December	currency	1, 2015, in
	31, 2014 in	from CDN	US $’s
	CND $’s	to US $’s

Total assets	43,920,079	(6,082,931)	37,837,148

Total liabilities	2,333,156	(323,143)	2,010,013
Equity	$41,586,923	$(5,759,788)	$35,827,135

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

4.	Marketable securities

The fair value of marketable securities, determined by reference to closing quoted share prices at each reporting date, was as follows:

		September 30, 2015			December 31, 2014
			Accumulated			Accumulated
	Number of		unrealized			unrealized
	shares	Cost	losses	Carrying value	Cost	losses	Carrying value

Redtail	66,667	$33,483	$(33,483)	$-	$33,483	$(33,483)	$-

Auramex	100,000	34,460	(34,460)	-	34,460	(34,460)	-

		$67,943	$(67,943)	$-	$67,943	$(67,943)	$-

During the year ended December 31, 2014, management made the assessment that its investments in Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”) had experienced a prolonged decline in their fair values. Accordingly, an impairment of $3,589 was recognized in net loss. No activity was recognized in the nine months ended September 30, 2015.

5.	Equipment

	Computer	Field
	equipment	Equipment	Vehicles	Total
Cost

Balance, December 31, 2013	$127,529	$150,651	$423,248	$701,428

Disposal	-	-	(79,683)	(79,693)

Balance, December 31, 2014	$127,529	$150,651	$343,555	$621,735

Disposal of fixed asset	(59,310)	(55,387)	(227,153)	(341,850)

Balance, September 30, 2015	$68,219	$95,264	$116,402	$279,885

Accumulated depreciation

Balance, December 31, 2013	125,823	117,957	328,101	571,881

Depreciation for the period	1,706	9,808	18,175	29,689

Disposal of fixed asset			(45,758)	(45,758)

Balance, December 31, 2014	$127,529	$127,765	$300,518	$555,812

Depreciation for the period	-	3,261	4,742	8,003

Disposal of fixed asset	(59,310)	(43,225)	(197,199)	(299,734)

Balance, September 30, 2015	$68,219	$87,801	$108,061	$264,081

Carrying value

At December 31, 2014	$-	$22,886	$43,037	$65,923

At September 30, 2015	$-	$7,463	$8,341	$15,804

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

6.	Mineral properties

Total mineral property acquisition and exploration costs for the nine months ended September 30, 2015 were as follows:

			United States			Mexico
	MacArthur	Yerington	Bear	Herbert	Other	Nieves	Total
Mineral Properties	Copper	Copper	Copper	Gold	Properties

Acquisition

Balance, December 31, 2014	$3,132,901	$3,361,701	$427,752	$141,313	$456,897	$634,181	$8,154,745

Additions	368,164	85,010	742,033	12,112	131,317	-	1,338,636

Recovery	-	-	-	-	-	(1,000,000)	(1,000,000)

Disposal	-	-	-	-	-	-	-

Impairments	-	-	-	-	-	-	-

Balance, September 30, 2015	3,501,065	3,446,711	1,169,785	153,425	588,214	(365,819)	8,493,381

Exploration

Balance, December 31, 2014	16,945,752	6,339,702	15,403	1,374,146	105,994	1,730,946	26,511,943

Geological	-	-	286,338	-	-	10,824	297,162

Geophysical	-	-	-	-	-	-	-

Geochemical	-	-	6,727	-	-	-	6,727

Drilling	-	-	391,265	-	-	-	391,265

Technical Studies	-	1,229	130,219	-	-	-	131,448

Other	1,759	14,013	90,780	-	-	-	106,551

Additions	1,759	15,241	905,329	-	-	10,824	933,153

Impairments							-
Balance, September 30, 2015	16,947,511	6,354,943	920,732	1,374,146	105,994	1,741,770	27,445,096

Proceeds received from payments under Freeport Option Agreement	(3,881,169)	(1,431,218)	(107,979)	-	-	-	(5,420,366)

Total acquisition and exploration Balance, September 30, 2015	$16,567,407	$8,370,436	$1,982,538	$1,527,571	$694,208	$1,375,951	$30,518,111

Total acquisition and exploration Balance, December 31, 2014	$18,370,629	$9,084,115	$398,101	$1,515,459	$562,891	$2,365,127	$32,296,322

The Company is in the business of exploring and developing its copper assets in the State of Nevada. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market, the continuing participation of its exploration partners and sale of non-Yerington assets.

On June 16, 2014, the Company entered into a membership interest option agreement (the “Option Agreement”) with Freeport-McMoRan Nevada LLC ("Freeport Nevada") which sets out terms for exploration of the Company’s copper properties in and around Yerington, Nevada. These include MacArthur (Note 6.a), Yerington (Note 6.b), Bear (Note 6.c) and Wassuk (Note 6.d). By August 11, 2014, the Company had transferred all its Yerington copper properties (i.e. MacArthur, Yerington, Bear and Wassuk) to its wholly-owned subsidiary Singatse Peak Services LLC (“SPS”). Since June 2014, the Company received $5,550,000 from Freeport Nevada in accordance with the Option Agreement. The terms of the Option Agreement were announced in a press release on June 16, 2014, a copy of which is available on SEDAR at www.sedar.com. Due to the Company’s change in functional currency noted in footnote #3, the amount received prior to December 31, 2014 from Freeport was CAD$2,751,440 (US$2,500,000 converted into Canadian dollars at the time of receipt for regulatory filing and consolidation purposes. This amount was converted at January 1, 2015 at the Canadian/US exchange rate of .8615 US dollar per Canadian Dollar resulting in US$2,370,366 . Additionally, as noted below, the Company has received both payment #1 and #2 of the Stage 2 agreement of US$1,525,000 each resulting in reported US$5,420,366 noted in the table for recoveries under the Freeport agreement against the Yerington mining properties after accounting for functional currency change as of January 1, 2015.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

Under the Option Agreement, Freeport Nevada has the right to earn an initial 55% interest in SPS by making option payments which SPS intends to use to complete three staged investigation and work programs totaling $40,750,000 in project funding, starting in June 2014. During these stages, Freeport Nevada will make option payments for SPS to use for property maintenance, general adminstration (“G&A”) expenses, environmental compliance and, in later stages exploration. Freeport can earn a further 20% interest in SPS (increasing its holding to 75%) by electing to spend a further $97,850,000, or by funding SPS to complete a feasibility study, whichever comes first.

In the first 12-month stage of the Option Agreement (“Stage 1”), Freeport Nevada made option payments to SPS of $2,500,000 which SPS has used for due diligence of land, water and mineral rights, and land maintenance, environmental compliance and G&A expenses.

On June 15, 2015, the Company announced that Freeport Nevada had agreed to Stage 2 where it committed to option payments of $7,150,000 over the ensuing post-Stage 1 12-month period which SPS will use for exploration of the property, property maintenance costs, G&A expenses and environmental compliance. The Company received an initial payment of $1,525,000 at the date of the notice. On September 14, 2015, the Company received the first $1,525,000 quarterly payment from Freeport McMoran Nevada LLC for its option payment.

During the 24-month third stage of the Option Agreement (“Stage 3”), Freeport Nevada may make option payments of up to $31,100,000 that will be used by SPS for exploration of the property, property maintenance costs, G&A expenses, and environmental compliance. If Freeport Nevada completes the Stage 3 funding it will have invested approximately $40,750,000 in the Yerington Project and will have earned the right to own a 55% interest in SPS. Expenditures have been revised marginally from earlier amounts disclosed in June 16, 2014, and June 15, 2015, press releases to address changes in property maintenance costs at Yerington.

Under the Option Agreement, all Properties in the Yerington Mining District including MacArthur, Yerington, Bear and Wassuk were transferred and titled to SPS. Freeport will earn the right to own 55% if Freeport completes Stage 3 and exercises its option. For each option payment received under the Option agreement, the Company has, and will continue to, proratably decrease the carrying value of the MacArthur, Yerington, and Bear properties. The amount of decrease proratably corresponds to the total amount of payments received under the Option Agreement to total amounts invested in the properties at the time of receipt of each payment.

If Freeport Nevada chooses to proceed beyond Stage 3, it can elect to fund a further $97,850,000, or fund the costs of completion of a feasibility study, to earn an additional 20% interest for a total 75% interest in SPS (the Additional Sole Funding). Alternatively, Freeport Nevada can choose to fund with Quaterra, proportional to their 55% and 45% working interests. If Freeport completes the Additional Sole Funding, Quaterra may elect to fund 25% of project expenditures or transfer an additional 5% interest to Freeport in return for Freeport Nevada carrying the first $50,000,000 of Quaterra’s proportionate share of funding which is repayable from 90% of Quaterra’s project proceeds.

At any time when the parties are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% net smelter royalty (“NSR”) royalty. After a production decision, a non-funding party will dilute to a 1% NSR royalty.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company elected to acquire the property by making staged payments totaling $2,207,000. As of March 31, 2015, all payments have been made and the property is 100% owned by the Company.

The property is subject to a 2% NSR which may be reduced to a 1% NSR royalty in consideration for a $1,000,000 payment.

b)	Yerington Property, Nevada

On April 27, 2011, the Company completed the acquisition of the Yerington property after more than three years of legal and environmental due diligence. The purchase price was $500,000 cash, 250,000 of the Company’s common shares and a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

The Yerington property is a historic mining site formerly owned and operated by the Anaconda Company, Atlantic Richfield Company (“ARC”) and Arimetco. The property has a history of environmental releases, which are outlined in an environmental site assessment undertaken for the Company by the Chambers Group and subsequently updated by SRK Consulting. The Yerington mine site is a Comprehensive Environmental Response Compensation and Liability Act (“CERLA”) site, but has not been listed on the National Priorities List.

Prior to closing on the property, the Company obtained Bona Fide Prospective Purchaser (“BFPP”) Reasonable Steps letters from the US Environmental Protection Agency (“EPA”), the State of Nevada Department of Environmental Protection (“NDEP”) and the Bureau of Land Management (“BLM”). These letters define reasonable steps that the Company could take to retain its status as a BFPP.

During the year ended December 31, 2012, the Company entered into a voluntary settlement agreement (the “Settlement Agreement”) with the EPA to assist in upgrading the fluid management system (the “System”), which manages fluids from the former Arimetco operations at the property. Under the terms of the Agreement, the Company agreed to complete a study of the System in order to determine additional repairs or modifications that may be required and to work with the EPA to determine which, if any, of the conclusions of the study should be implemented. As part of the Settlement Agreement, the Company obtained a site-wide covenant not to sue from the EPA for existing environmental contamination related to historic mining operations at the site.

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. SPS incurred costs of $93,254 during the calendar year of 2014, which included the final payment to the EPA for the Work to Be Performed and Payment of Response Costs, as defined in the Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Settlement Agreement, except for those as a landowner and as a BFPP.

c)	Bear Copper Deposit, Nevada

The Bear Deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and has never been consolidated under a single owner. A part of the Company’s recently acquired acreage was not previously accessible for exploration and is adjacent to the highest grade mineralization discovered during previous exploration of the area.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

In December 2013, the Company announced that it had entered into four option agreements completed throughout 2013, covering 1,305 acres of private land north and east of the Yerington mine site, known as the Bear Deposit. In May 2015, SPS entered into an option agreement to acquire a fifth property covering approximately 1,050 acres of additional private land covering a portion of the Bear Deposit. Under the terms of the five option agreements Quaterra (now SPS) has an exclusive right to acquire these properties with all mineral rights and certain water rights, and to explore these parcels.

Pursuant to the five option agreements, the Company is required to make payments totaling $6,240,548 in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties.

Payments due under the five option agreements by year are as follows:

(i)      $329,258 due in 2013 (paid)
(ii)     $341,258 due in 2014 (paid)
(iii)    $788,258 due in 2015 ($688,258 paid as of September 30, 2015, the remaining $100,000 is due in November 2015) and
(iv)    $4,781,774 from 2016 to 2022.

d)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for $1.61 million plus a work commitment of $300,000. On May 12, 2014, the agreement was amended to reflect a change in the anniversary date to August 1 as follows:

(i)      $140,000 on or before May 26, 2011 (paid)
(ii)     $130,000 on or before May 26, 2012 (paid)
(iii)    $120,000 on or before August 23, 2013 (paid)
(iv)    $80,000 on or before each of August 1, 2014 (paid) and 2015 (paid)
(v)     $200,000 on or before each of August 1, 2016, 2017 and 2018, and
(vi)    $230,000 each on or before August 1, 2019 and August 1, 2020.

The Company is required to incur a total of $300,000 exploration work on or before August 1, 2016, and any difference between the actual expenditures and $300,000 is required to be paid in the event that less than $300,000 is so incurred.

The project is subject to a 3% NSR royalty upon commencing commercial production of which can be reduced to a 1% NSR royalty in consideration for a $1,500,000 payment.

e)	Nieves Silver Concessions, Mexico

Prior to December 29, 2014, the Company owned equal interest in the Nieves silver property located in northern Zacatecas, Mexico, with its US-based joint venture partner, Blackberry Ventures 1, LLC (“Blackberry”). All work plans were made in consultation with Blackberry, which contributed its share of ongoing exploration costs plus a 10% administration fee. During 2015, the Company covered certain costs related to geological personnel on the project which was billed to Blackberry.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time in consideration for $2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial underlying agreement, retained a 2% NSR royalty on certain core claims and 1% NSR royalty on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004, an AMR payment of $75,000 is due to the concession holders until the commencement of commercial production.

On December 29, 2014, the Company entered into an agreement whereby it would transfer its 50% ownership in the stock of the entity holding the Nieves project to Blackberry, for $4,000,000. Payments of $1,000,000 under the agreement are due on March 1, 2015, September 1, 2015, and March 1, 2016. At the time of each payment, the Company will transfer one quarter of its interest in Nieves to Blackberry (representing a 12.5% interest in the total project). Immediately prior to the execution of the sale to Blackberry, the Company recorded an impairment provision against the Nieves properties totalling $2,509,890.

On December 29, 2014 and April 15, 2015, Blackberry made the initial and second $1,000,000 payment respectively due under the agreement. After consideration of Blackberry’s request and the receipt of $25,000 from Blackberry, the Company extended the third $1,000,000 payment due on the September 1, 2015 to November 1, 2015.

As at September 30, 2015, Blackberry owed $19,330 (December 31, 2014 – $25,273) for exploration expenditures incurred for the nine months ended September 30, 2015.

f)	Other

On October 3, 2014, the Company entered into an agreement with Freeport-McMoRan Mineral Properties to sell the Company’s remaining interest in three of its non-core assets, (i.e. SW Tintic Utah, Cave Peak Texas and Butte Valley) for $5,000,000. At time of closing, $1,000,000 was paid with further payments to be paid the first day of each quarter starting January 1, 2015, (through to October 1, 2016) in the amount of $500,000 each quarter.

Three $500,000 installments were received on January 6, April 2 and July 2, 2015. See Note 17 (a) for Subsequent Events.

The Company discounted the value of the $5,000,000 at 5% and accretes interest to income on the effective interest method. For the nine months ended September 30, 2015, the Company accrued $79,450 of interest income related to the receivable. The Company recognizes the interest and principal due to be received within the next twelve months as current and the remaining amount as a non-current receivable. As of September 30, 2015, the Company is due to receive $1,897,099 of principal and accrued interest under the agreement within twelve months and the remaining $511,323 due later than twelve months.

There were no impairments on the properties for the nine months ended September 30, 2015.

The Company continues to focus its efforts on the Yerington mining district and had no other expenditures on other properties for the nine months ended September 30, 2015.

7.	Promissory notes

(a)

On July 2, 2014, the Company closed an 18-month non-brokered private placement of units for gross proceeds of $500,000. Each unit was priced at $1,000 and was comprised of one non-transferable convertible redeemable $1,000 principal amount promissory note (“Note”) and 11,442 non-transferable common share purchase warrants. The Company issued Notes aggregating $500,000 in principal and 5,721,000 warrants entitling the holder thereof to purchase up to 5,721,000 common shares of the Company at CDN$0.16 per share until January 2, 2016 (“Term”), subject to the Company's right to accelerate the expiry date in certain circumstances.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

Each Note bears simple interest at a rate of 10% per annum in arrears payable to the extent accrued on the earlier of the due date, conversion or redemption of the note. Subject to provisions set forth in each Note, upon conversion or redemption, interest will be paid in the form of shares at the market price determined in accordance with the policies of the TSX Venture Exchange (the `TSX-V`).

At any time after the expiration of four months after July 2, 2014 (the "Closing Date"), the holder of a note may convert the principal amount of the note outstanding into shares in the ratio of CDN$0.095 of the principal amount of the Note converted during the first twelve months of the Term, or CDN$0.10 of the principal amount of the note converted during the last six months of the Term, to one share. Any interest payable will be converted into shares at the market price determined in accordance with the policies of the TSX-V. However, as to any Note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard. In the event that, at any time after the expiration of four months after the Closing Date, the Company's common shares have achieved or exceeded a closing price of CDN$0.12 per share for a ten consecutive trading day period on the TSX-V, the principal amount of the notes outstanding will be automatically redeemed and converted into shares in the ratio of CDN$0.095 of the principal amount of the note redeemed during the first twelve months of the Term, or CDN$0.10 of the principal amount of the note redeemed during the last six months of the Term, for one share. Any interest payable will be converted into shares of the Company at the Market Price determined in accordance with the policies of the TSX-V. However, as to any note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard.

At any time after the expiration of four months after the Closing Date, the Company may, prior to conversion, on thirty days’ notice in writing, redeem the principal amount of the notes outstanding by paying the holders, in cash, the principal amount of the Notes outstanding together with interest, in cash or, at the Company's option, in shares at the market price determined in accordance with the policies of the TSX-V, at the rate of 15% per annum calculated from the date of issue of the notes.

The Company evaluated the Notes payable at the date of issuance to determine appropriate accounting. Under accounting standards, accounting treatment for debt and equity instruments are reviewed under fixed-for-fixed or fixed-for-variable scenarios. When the convertible note payable is denominated in a currency other than the Company’s functional currency, the notes fall under fixed-for-variable scenario because the Note is based in USD$ at a fixed amount but convert into a fixed CDN dollar per share resulting in a variable number of shares that could be issued. Even though the Company changed its functional currency on January 1, 2015, the convertible notes constituted a derivative liability at the date of issuance and until a change in contract will continue to be evaluated as a derivative liability until either redemption or a change in contract.

Based on the Company’s valuation of the debt portion and the derivative component at the date of issuance, the proceeds were allocated as $298,329 to the debt component and $201,671 to the derivative component of the instrument representing an effective interest rate of 35% to the debt component. The resulting discount to the debt component will be amortized and accreted back to the debt over the 1.5 -year term. The fair value of the derivative liability component was valued on inception of the Note using Black-Scholes option model using the following assumptions: volatility of 173.5%, expected term of 1.5 years, discount rate of 1.1% and dividend yield of 0%.

The derivative component was further revalued at September 30, 2015, resulting in an ending balance of $72,784. The derivative liability component was revalued using the following assumptions: volatility of 145.74%, expected term of 0.26 years, discount rate of 0.53% and dividend yield of 0%.

The resulting $508,391 of accreted accrued interest expense and convertible note payable was recorded as a liability on the condensed consolidated statement of financial position at September 30, 2015. The derivative liability balance is shown separate as a component of derivative liability (Note 8).

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

The face value of the convertible debt issued July 2, 2014, is $500,000.

(b)

On May 24, 2015, the Company entered into a note payable with Freeport McMoran Nevada LLC in the principal amount of $500,000 which proceeds were used in option payment on 1,050 acres as part of the Bear deposit. The note carries a 5% per annum interest on the principal amount of the note that accrues from the date of the note until fully paid. The note is payable at the earlier of a) the date that Freeport exercises the First Option as defined in the Option Agreement (“Option Exercise Maturity Date”) or b) 180 days following the written notice of termination of the Option agreement (“Termination Maturity Date”). If the Option Exercise Maturity Date is first to occur, the Company, at its discretion, may credit its indebtedness against Freeport’s obligation to fund in accordance with the Option Agreement as noted in footnote 6 above. If Termination Maturity Date is first to occur, the Company can pay the amount due under the promissory note or extend by 180 days beyond the Termination Maturity Date by paying an extension fee of 5% of the outstanding principal and interest not to exceed $100,000.

On June 15, 2015, Freeport and the Company announced an agreement to enter Stage 2 which will last until June 15, 2016, at which time Freeport may provide written notice of termination of the Option Agreement or continuation to Stage 3. As such, the Company has determined that the principal and accrued interest may become due under the secured note in greater than 12 months and have been classified as non-current liabilities.

For the nine months ending September 30, 2015, the Company accrued $8,836 of interest related to the secure note payable resulting in a balance owing of $508,836 as at September 30, 2015.

8.	Derivative Liability

On March 26, 2015, the Company granted 200,000 fully vested stock options to directors and officers (100,000 options), and consultants (100,000 options) each with an exercise price of CAD$0.05. Each option was fair valued at CAD$0.044 using the Black-Scholes option pricing model assuming an expected volatility of 140%, a risk-free interest rate of 1.01%, a dividend yield of 0%, and an expected term of 5 years. At the date of issuance, the options carried an exercise price denominated in a currency that was different from the Company’s functional currency. Therefore, the options have been classified as derivative liabilities and are carried at their fair values. Any changes in fair value from period to period are recorded in profit or loss. The fair value assigned at the time of issuance was $7,132.

The fair value of each option issued in March 2015 was estimated to be CAD$0.044 on the date issued and subsequently re-measured at September 30, 2015, to be CAD$0.067 using the Black-Scholes option pricing model assuming an expected volatility of 145.74%, a risk-free interest rate of 0.53%, a dividend yield of 0% and an expected term of 4.49 years for a total value of US$10,098.

On July 17, 2015, the Company granted 2,435,000 fully vested stock options to employees, directors and consultants with an exercise price of CAD$0.13. Each option was fair valued at CAD$0.10 using the Black-Scholes option pricing model assuming an expected volatility of 113.90%, a risk-free interest rate of 0.80%, a dividend yield of 0%, and an expected term of 5 years. As of the date of issuance, the options carried an exercise price denominated in a currency that was different from the Company’s functional currency, as such, the options have been classified as derivative liabilities and are carried at their fair values. Any changes in fair value from period to period are recorded in profit or loss. The fair value assigned at the time of issuance was $194,091.

The fair value of each option issued in July 2015 was estimated to be CAD$0.10 on the date issued and subsequently remeasured at September 30, 2015, to be CAD$0.064 using the Black-Scholes option pricing model assuming an expected volatility of 145.74%, a risk-free interest rate of 0.53%, a dividend yield of 0% and an expected term of 4.79 years for a total value of US$116,925.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

The following table sets out the changes in derivative liability stock options:

	Number of Stock		Weighted Average
	Options	Fair value assigned	Exercise Price

At December 31, 2014	-	-	-

Issuance of March 2015 Stock Options	200,000	7,132	CAD$0.05

Issuance of July 2015 Stock Options	2,435,000	194,091	CAD$0.13

Change in fair value estimates	-	(74,200)	-
At September 30, 2015 derivative stock options total	2,635,000	$127,023	CAD$0.12

In accordance with the October 3, 2014, sale agreement (note 6(f)) entered into with Freeport-McMoRan Mineral Properties (FMMP) during 2014, the Company issued 19,000,000 warrants to the purchaser, which warrants vest at the rate of 1,900,000 warrants per $500,000 payment made. As of September 30, 2015, 9,500,000 warrants have been vested. The warrants carry an exercise price of $0.16 per warrant exercisable into one common share of the Company with expiration in October 2019. As these warrants, when issued, carried an exercise price denominated in a currency that was different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded in profit or loss.

The fair value of each warrant issued in 2014 was estimated to be $0.037 on the date issued and subsequently remeasured at September 30, 2015, to be $0.04 using the Black-Scholes option pricing model assuming an expected volatility of 145.74%, a risk-free interest rate of 0.53%, a dividend yield of 0% and an expected term of 4.01 years for a total value of $815,509.

During the year ended December 31, 2013, the Company issued 29,810,000 share purchase warrants as part of a private placement offering (December 31, 2012 – 6,541,571). As these warrants, when issued, had an exercise price denominated in a currency that was different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded in profit or loss.

The fair value of each warrant issued in 2013 was estimated to be $0.089 on the date issued and subsequently remeasured at each reporting period. On June 19, 2015, the Company extended the expiration date of the warrants from September 13, 2016, to September 13, 2018. Due to the change in the functional currency of the Company from Canadian dollars to US dollars on January 1, 2015, and the subsequent change in the contract of private placement warrants due to the extension of the expiry date, the Company evaluated the warrants and determined that due to the functional currency change, the warrants would not be considered a derivative liability. As such, the Company remeasured the warrants immediately prior to the change of contract on June 18, 2015, to be $0.0429 using the Black-Scholes option pricing model assuming an expected volatility of 146.51%, a risk-free interest rate of 1.25%, a dividend yield of 0% and an expected term of 1.25 years for a total value of $1,279,937. Additionally, the Company relieved the remeasured derivative liability value to equity as a component of Share Payment reserve on June 19, 2015.

The fair value of convertible promissory notes issued in 2014 was estimated to be $0.05 on the date issued and subsequently re-measured at September 30, 2014 updating using the Black-Scholes option pricing model assuming an expected volatility of 145.74%, a risk-free interest rate of 0.53%, a dividend yield of 0% and an expected term of 0.26 years for a total value of $72,784.

During 2012, the Company issued 6,541,571 warrants which, when issued, had an exercise price denominated in a currency that is different from the Company’s functional currency. As of December 31, 2014, the warrants expired without being exercised and any remaining derivative liability was written off to profit and loss during the prior year.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate.

The following table sets out the changes in derivative liability warrants:

	Number of		Weighted Average
	Warrants	Fair value assigned	Exercise Price

At December 31, 2013	36,351,571	1,026,722	0.22

Issuance of promissory notes	-	185,328	0.00

Issuance of derivative warrants	19,000,000	677,727	0.16

Expiration of warrants	(6,541,571)		0.53

Change in fair value estimates	-	(597,126)	0.00

At December 31, 2014	48,810,000	$1,292,651	0.15

Change in fair value estimates	-	875,579	0.00
Change in contract of private placement warrants	(29,810,000)	(1,279,937)	0.00
At September 30, 2015 derivative warrants total	19,000,000	$888,293	0.15

9.	Share capital

The Company has an unlimited number of common shares authorized without par value, of which 193,479,416 shares were issued and outstanding as of September 30, 2015.

10.	Share-based payments

a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders of the Company annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s employment with the Company. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting period of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

On March 26, 2015, the Company granted 200,000 fully vested stock options to directors and officers (100,000 options), and consultants (100,000 options) exercisable at CAD$0.05. Each option was fair valued at CAD$0.044 using the Black-Scholes option pricing model assuming an expected volatility of 140%, a risk-free interest rate of 1.01%, a dividend yield of 0%, and an expected term of 5 years.

On July 16, 2015, the Company granted 2,435,000 fully vested stock options to employees, consultants, directors and officers exercisable at CAD$0.13. Each option was fair valued at CAD$0.13 using the Black-Scholes option pricing model assuming an expected volatility of 113.90%, a risk-free interest rate of 0.80%, a dividend yield of 0%, and an expected term of 5 years.

Due to change in the Company’s functional currency, the above noted options are accounted for as derivative liabilities identified in Note 8 above. The stock options are included in both Note 8 Derivative stock option table and the below total stock options outstanding and exercisable. All options and exercise both before and after the functional currency change are denominated in the Company’s listing currency which is the Canadian dollar.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

The following table presents changes in stock options outstanding and exercisable:

	September 30, 2015		December 31, 2014
				Weighted
		Weighted		Average
		Average		Exercise
	Number of	Exercise Price	Number of	Price
	Options	(CAD$)	Options	(CAD$)
Outstanding, beginning of year	15,400,000	$0.55	16,310,000	$0.78

Granted	2,635,000	$0.12	3,880,000	$0.09

Expired	(1,705,000)	1.38	(4,790,000)	$(0.96)

Outstanding, end of period	16,330,000	$0.40	15,400,000	$0.55

Exercisable, end of period	16,330,000	$0.40	15,100,000	$0.56

As options exercise prices are denominated in the currency of the exchange were the Company’s stock is listed per the stock option plan, all exercise prices are shown in Canadian Dollars as the Company’s listing is the Toronto Venture Exchange in Canadian dollars.

The following table summarizes information about the stock options outstanding by expiry dates with exercise and fair value at the date of recording in Canadian dollars due to the base currency of the parent company located in Canada reported in Canadian dollars and the stock option plan identifying exercise price will be delineated in the currency of the exchange of the Company’s listing which is the Toronto Venture Exchange with the Company’s stock listed in Canadian dollars:

			Options Outstanding
Exercise	Fair
price	Value
(CAD$)	(CAD$)	Expiry Date	September 30, 2015	December 31, 2014
$ 1.80	$ 0.87	April 1, 2015	-	100,000
$ 1.76	$ 0.98	April 22, 2015	-	200,000
$ 1.29	$ 0.78	August 9, 2015	-	1,405,000
$ 1.55	$ 0.90	October 6, 2015	65,000	65,000
$ 1.51	$ 0.90	November 3, 2015	100,000	100,000
$ 0.60	$ 0.12	December 31, 2015	400,000	400,000
$ 1.60	$ 0.93	March 24, 2016	200,000	200,000
$ 1.25	$ 0.74	August 9, 2016	2,370,000	2,370,000
$ 0.90	$ 0 50	October 24, 2016	300,000	300,000
$ 0.50	$ 0 32	March 27, 2017	100,000	100,000
$ 0 45	$ 0 28	June 28, 2017	2,520,000	2,520,000
$ 0.16	$ 0 12	September 19, 2018	3,810,000	3,810,000
$ 0.10	$ 0.06	June 25, 2019	2,830,000	2,830,000
$ 0.05	$ 0.04	December 31, 2019	1,000,000	1,000,000
$ 0.05	$ 0.04	March 26, 2020	200,000	-
$ 0.13	$ 0.10	July 16, 2020	2,435,000	-
	Total stock options outstanding		16,330,000	15,400,000

The weighted average remaining contractual life for options outstanding and exercisable at September 30, 2015, was 3.06 and 3.06 years (December 31, 2014 – 2.89 and 2.87 years), respectively.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

Share-based payments expense of $196,410 was recognized in the three months ended September 30, 2015 allocated as to employees ($23,913), as to directors and officers ($137,824), and as to consultants ($34,673), and $208,450 for the nine months ended September 30, 2015 allocated as to employees ($23,913), as to directors and officers ($146,298), and consultants ($38,239).

Volatility was determined based on the historical volatility over the estimated lives of the options.

b)	Share purchase warrants:

The following table presents changes in total warrants outstanding:

	September 30, 2015		December 31, 2014
				Weighted
	Number of	Weighted Average	Number of	Average Exercise
	Warrants	Exercise Price	Warrants	Price
Outstanding, beginning of year	54,531,000	$0.14	36,351,571	$0.18

Issued	-	-	24,721,000	$0.14

Expired	-	-	(6,541,571)	$0.49

Outstanding, end of year	54,531,000	$0.14	54,531,000	$0.14

The following table summarizes information about the warrants outstanding by expiry dates:

		Number of Warrants
Expiry date	Exercise price	September 30, 2015	December 31, 2014

September 13, 2018(1)	US $ 0.15	29,810,000	29,810,000

January 2, 2016	CA $ 0.16	5,721,000	5,721,000

October 3, 2019	US $ 0.16	19,000,000	19,000,000

		54,531,000	54,531,000

(1)	On June 19, 2015, The Company extended the expiry date of the warrants by two years from September 13, 2016 to September 13, 2018.

11.	Compensation of key management

Key management comprises directors and executive officers. As of September 30, 2015, certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,215,000 in the event of a change of control. Please see Note 17. The Company has no post-employment benefits and other long-term employee benefits.

Compensation awarded to key management was as follows:

	Three months Ended September 30,		Nine months Ended September 30,
	2015	2014	2015	2014

Salaries and employee benefits (cash)	$138,265	$138,962	$421,139	$444,379

Directors’ fees (cash)	9,088	-	9,088	-

Share-based payments (non- cash)	137,824	6,528	146,298	131,694

	$285,177	$145,490	$576,525	$576,073

Staff reductions taken at the end of December 2014 relate to a decrease in salaries and benefits for the three and nine months ended September 30, 2015.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

12.	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Manex Resources Group (a)	$31,807	$65,848	$99,556	$170,104

	$31,807	$65,848	$99,556	$170,104

a)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary that provides general office and administrative services. As of September 30, 2015, $nil (December 31, 2014 – $2,839) was owing due to related parties. See note 14 (a) Commitments below.

13.	Financial instruments

a)	The Company designates the fair value of financial instruments according to the following:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed in the MD&A.

The Company has classified its financial instruments as follows:

•	Cash – as held for trading
•	Restricted cash, amounts due from exploration partners amount due from Freeport and reclamation bonds – as loans and receivables
•	Marketable securities – available for sale
•	Accounts payable and promissory notes payable – other financial liabilities
•	Derivatives liabilities – held for trading

b)	Fair value

The Company’s marketable securities measured at fair value were categorized in Level 1 at September 30, 2015 – $nil (December 31, 2014 – $nil). The fair value of the Company’s marketable securities is based on active market prices at the reporting date.

The derivative liability is measured at fair value and categorized in Level 2 at September 30, 2015 – $888,293 (December 31, 2014 – $1,292,651). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in Note 8, as determined at the reporting date.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

The recorded amount for cash, restricted cash, amount due from exploration partners, amounts due from and to related parties, amount due from Freeport, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

The recorded amount for promissory note payable is recorded at its approximate fair values due to its short-term in nature and includes accrued interest at 5% per year calculated daily and non-compounding. Funds received under the promissory note were issued and used in conjunction with the initial payment for purchase of certain exploratory claim rights located within the area known as the Bear deposit. The Company has risk related to the notice of termination from Freeport of the Option Agreement which would trigger a 180 maturity from the date of the notice of termination of the Option Agreement. On June 15, 2015, Freeport provided notice of extension of the Option Agreement into Stage 2 which ends June 15, 2016. The earliest date at which termination of the Option Agreement could occur is June 15, 2016 from which the maturity date of the promissory note 180 day maturity would be calculated. As such, the earliest date of maturity would be December 12, 2016 that may be extended under certain terms discussed above.

14.	Commitments

a)

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of CDN$15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013, March 1, 2014, and January 1, 2015, to reduce the fee for services to a monthly rate of CDN$5,000 with the monthly office lease remaining at CDN$8,000. The Company may terminate the services portion of the agreement upon 30 days’ notice without penalty, and the office lease portion of the agreement by paying Manex the lesser of CDN$96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the city of Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years. The lease was extended to December 31, 2015 at $3,400 per month.

c)	As of September 30, 2015, the Company had the following commitments related to its office premises in Vancouver, British Columbia and Yerington, Nevada:

Year ending December 31, 2015	$28,118

Year ending December 31, 2016	71,674

Year ending December 31, 2017	47,782

$147,574

15.	Supplemental cash flow information

	Three months Ended September 30,		Nine months Ended September 30,
	2015	2014	2015	2014

Non-cash items

Mineral property expenditures included in accounts payable	$202,213	$72,513	$202,213	$72,513

	$202,213	$72,513	$202,213	$72,513

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2015 and 2014
(Unaudited - Expressed in US dollars)

16.	Segmented information: The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	September 30, 2015	December 31, 2014
	Mineral property	Mineral property

Mexico	$1,375,951	$2,365,127

USA	29,142,160	29,931,195

Total	$30,518,111	$32,296,322

17.	Subsequent events:

a)

On September 3, 2015, the Company announced the resignation of Steven Dischler as President, CEO and member of the Board effective October 31, 2015. Due to his resignation as interim President and CEO, the termination payment due to a change of control would be $550,000 as of November 10, 2015 as identified in Note 11. On November 12, 2015, the Company extended to Mr. Dischler, effective November 1, 2015, a consulting contract in which Mr. Dischler will assist the Company with environmental and governmental matters pertaining to the Company’s Yerington Nevada copper assets.

b)	Upon Mr. Dischler’s resignation, Mr. Tom Patton was appointed interim President and CEO.

c)

On October 2, 2015, the Company received $500,000 from Freeport-McMoran Mineral Properties as the fourth installment due under the agreement on the sale of non-core assets sale. See Note 6(f). After this payment, the Company is owed $2,000,000. As of receipt of this payment 11,400,000 warrants have become vested. See Note 8.

d)

On November 12, 2015, the Company agreed to a revised payment schedule from Blackberry regarding the purchase of the Company’s interests in the Nieves, Mexico project. The Company will receive $500,000 from Blackberry on or before November 16, 2015 and $1,500,000 on or before March 1, 2016. Blackberry will pay 6% interest per annum on the $500,000 delayed to March 1, 2016 and will pay all of Nieves related project costs. At that point in time, Blackberry would own 100% of Nieves.